SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Constellation Energy Partners LLC
(Name of Issuer)

Common Units, representing Class B Limited Liability Company Interests
(Title of Class of Securities)

21038E101
(CUSIP Number)

July 25, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.	21038E101

1) Name of Reporting Person	Lehman Brothers Holdings Inc.

S.S. or I.R.S. Identification No. of Above Person	13-3216325

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	1,706,786(1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	1,706,786(1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,706,786(1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	10.6%(2)

12) Type of Reporting Person	HC

(1) Excludes 722,404 Class F Units which are not currently convertible into Common Units nor will be within 60 days.

(2) Based on 13,391,954 Common Units outstanding at June 30, 2007 as reported in the Form S-1 filed by the Issuer on July 6, 2007 and 2,664,998 Common Units issued on July 25, 2007.

CUSIP No.	21038E101

1) Name of Reporting Person	Lehman Brothers Inc.

S.S. or I.R.S. Identification No. of Above Person	13-2518466

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	561,200

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	561,200

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	561,200

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	3.5(1)

12) Type of Reporting Person	BD

(1) Based on 13,391,954 Common Units outstanding at June 30, 2007 as reported in the Form S-1 filed by the Issuer on July 6, 2007 and 2,664,998 Common Units issued on July 25, 2007.

CUSIP No.	21038E101

1) Name of Reporting Person	Lehman Brothers MLP Opportunity Associates LLC

S.S. or I.R.S. Identification No. of Above Person	20-8727524

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	1,145,586(1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	1,145,586(1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,145,586(1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	7.1%(2)

12) Type of Reporting Person	PN

(1) Excludes 722,404 Class F Units which are not currently convertible into Common Units nor will be within 60 days.

(2) Based on 13,391,954 Common Units outstanding at June 30, 2007 as reported in the Form S-1 filed by the Issuer on July 6, 2007 and 2,664,998 Common Units issued on July 25, 2007.

CUSIP No.	21038E101

1) Name of Reporting Person	Lehman Brothers MLP Opportunity Associates LP

S.S. or I.R.S. Identification No. of Above Person	20-8727697

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	1,145,586(1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	1,145,586(1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,145,586(1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	7.1%(2)

12) Type of Reporting Person	PN

(1) Excludes 722,404 Class F Units which are not currently convertible into Common Units nor will be within 60 days.

(2) Based on 13,391,954 Common Units outstanding at June 30, 2007 as reported in the Form S-1 filed by the Issuer on July 6, 2007 and 2,664,998 Common Units issued on July 25, 2007.

CUSIP No.	21038E101

1) Name of Reporting Person	Lehman Brothers MLP Opportunity Fund LP

S.S. or I.R.S. Identification No. of Above Person	20-8727922

2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	1,145,586(1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	1,145,586(1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,145,586(1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11) Percent of Class Represented by Amount in Row 9	7.1%(2)

12) Type of Reporting Person	PN

(1) Excludes 722,404 Class F Units which are not currently convertible into Common Units nor will be within 60 days.

(2) Based on 13,391,954 Common Units outstanding at June 30, 2007 as reported in the Form S-1 filed by the Issuer on July 6, 2007 and 2,664,998 Common Units issued on July 25, 2007.

Item 1(a).	Name of Issuer:

Constellation Energy Partners LLC

Item 1(b).	Address of Issuer’s Principal Executive Offices:

111 Market Place
Baltimore, MD 21202

Item 2(a).	Name of Person(s) Filing:

Lehman Brothers Holdings Inc.
Lehman Brothers Inc.
Lehman Brothers MLP Opportunity Associates LLC
Lehman Brothers MLP Opportunity Associates LP
Lehman Brothers MLP Opportunity Fund LP

Item 2(b).	Address of Principal Business Office:

Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers MLP Opportunity Associates LLC
745 Seventh Avenue
New York, New York 10019

Lehman Brothers MLP Opportunity Associates LP
745 Seventh Avenue
New York, New York 10019

Lehman Brothers MLP Opportunity Fund LP
745 Seventh Avenue
New York, New York 10019

Item 2(c).	Citizenship or Place of Organization:

Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Inc. (“LBI”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers MLP Opportunity Associates LLC (“LB MLP Assoc LLC”) is a limited liability company formed under the laws of the State of Delaware.

Lehman Brothers MLP Opportunity Associates LP (“LB MLP Assoc LP) is a limited partnership formed under the laws of the State of Delaware.

Lehman Brothers MLP Opportunity Fund LP (“LB MLP Fund”) is a limited partnership formed under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Units, representing Class B Limited Liability Company Interests

Item 2(e).	CUSIP Number:

21038E101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ A broker or dealer under Section 15 of the 1934 Act
(b) ☐ A bank as defined in Section 3(a)(6) of the 1934 Act
(c) ☐ An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) ☐ An investment company registered under Section 8 of the Investment Company Act of 1940
(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) ☐ A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover page.

(b)	Percent of Class:

See Item 11 of cover page.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

LBI is the actual owner of 561,200 Common Units. LBI is a wholly-owned subsidiary of Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the Common and Class E Units owned by LBI.

LB MLP Fund is the actual owner of 1,145,586 Common Units and 722,404 Class F Units reported herein. LB MLP Assoc LP is the general partner of LB MLP Fund and is wholly-owned by LB MLP Assoc LLC which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, LB MLP Assoc LP, LB MLP Assoc LLC and Holdings may be deemed to be the beneficial owners of the Common and Class F Units owned by LB MLP Fund.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

☐

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2007

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Vice President

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES LLC

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Authorized Signatory

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES LP

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Authorized Signatory

LEHMAN BROTHERS MLP OPPORTUNITY FUND LP

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Authorized Signatory

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: August 6, 2007

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Vice President

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES LLC

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Authorized Signatory

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES LP

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Authorized Signatory

LEHMAN BROTHERS MLP OPPORTUNITY FUND LP

By:	/s/ James J. Killerlane III
Name: James J. Killerlane III
Title: Authorized Signatory